BB

06003875

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MK 3/9

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41811

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allianz Global Investors Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2187 Atlantic Street
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Martin 949/219-2268
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 21 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 28 2006
WASH. D.C. 160 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 4/20

OATH OR AFFIRMATION

I, John Maney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allianz Global Investors Distributors LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VIVIAN E. PRIMOZIC
COMM. #1354692
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires May 31, 2006

Vivian E. Primozic
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OCC DISTRIBUTORS LLC

(SEC Identification No. 8-36893)

Financial Statements and Supplementary Information

December 31, 2005

(With Independent Auditors' Report Thereon and Supplemental Report on Internal Controls)

Filed in accordance with
Rule 17a-5(e)(3) as a
Public Document

OCC DISTRIBUTORS LLC

Table of Contents

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Managing Member
OCC Distributors LLC:

We have audited the accompanying statement of financial condition of OCC Distributors LLC (the Company) as of December 31, 2005 and the related statements of operations, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OCC Distributors LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in note 5 to the financial statements, on February 9, 2006, the member of OCC Distributors LLC filed to withdraw its broker/dealer registration with the NASD. After the withdrawal is effective, the member will begin the dissolution of OCC Distributors LLC.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

KPMG LLP

February 10, 2006

OCC DISTRIBUTORS LLC

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	935,262
Distribution fees receivable		16,783
Total assets	$	952,045
Liabilities and Member's Capital		
Payable to affiliates	$	36,929
Accrued expenses and other liabilities		12,076
Total liabilities		49,005
Member's capital		903,040
Total liabilities and member's capital	$	952,045

See accompanying notes to financial statements.

OCC DISTRIBUTORS LLC

Statement of Operations

Year ended December 31, 2005

Revenues:		
Distribution fees	$	94,086
Interest income		6,061
Total revenues		100,147
Expenses:		
Commissions		16,517
Insurance expense		12,354
Professional fees		30,000
General and administrative		34,430
Other expenses		1,718
Total expenses		95,019
Net income	$	5,128

See accompanying notes to financial statements.

OCC DISTRIBUTORS LLC

Statement of Changes in Member's Capital

Year ended December 31, 2005

Balance at December 31, 2004	$	897,912
Net income		5,128
Balance at December 31, 2005	$	903,040

See accompanying notes to financial statements.

OCC DISTRIBUTORS LLC

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities:		
Net income	$	5,128
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in:		
Distribution fees receivable		14,355
Prepaid expenses		22,008
Receivable from affiliates		(30,000)
Payable to affiliates		47,842
Net cash provided by operating activities		59,333
Net increase in cash and cash equivalents		59,333
Cash and cash equivalents at beginning of year		875,929
Cash and cash equivalents at end of year	$	935,262

See accompanying notes to financial statements.

(1) Organization and Nature of Business

OCC Distributors LLC (OCC) is a single member limited liability company that is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and wholly owned by Oppenheimer Capital LLC (Opcap). Opcap is wholly owned by Allianz Global Investors L.P. (AllianzGI LP). OCC is a distributor of certain mutual funds for which Opcap and its subsidiaries provide investment management services.

Allianz AG indirectly owns the majority interest of AllianzGI LP. Allianz AG is a global insurance company engaged in property and casualty protection, life and health insurance, banking, and asset management.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

OCC invests certain cash balances in nonaffiliated institutional money market funds. At December 31, 2005, this investment is $862,258. Management considers investments in money market funds to be cash equivalents for purposes of the statement of cash flows. This investment is carried at cost, which approximates market. The Company also maintains cash and cash equivalents in a federally insured banking institution. The account balances at this institution periodically exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. Management of the Company believes that this risk is not significant.

(b) Income Taxes

OCC, as a limited liability company, is not subject to federal and state income taxes. Ultimately, the member of the Company is required to include the Company's income or loss on its tax returns. OCC is part of a group of companies that files a consolidated unincorporated business tax (UBT) return for income earned in New York City. For the year ended December 31, 2005, UBT expense of $1,566 was allocated to OCC.

(c) Distribution Fees

Distribution fees are recognized as the services are performed. Such fees are primarily based on percentages of the market value of the assets under management.

(d) Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(Continued)

(e) Fair Value of Financial Instruments

The carrying value of OCC's financial instruments approximates fair value. The carrying value of cash and cash equivalents, distribution fees receivable, prepaid expenses, receivable from affiliate, payable to affiliates, accrued expenses, and other liabilities approximates fair value due to their short maturity.

(3) Related Party Transactions

The payable to affiliates includes cash to be paid to AllianzGI LP and subsidiaries in connection with expenses paid on behalf of OCC.

(4) Net Capital Requirements

OCC is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2005, OCC had net capital of $869,012 for regulatory purposes, which was $844,012 in excess of its required net capital of $25,000. OCC's ratio of aggregate indebtedness to net capital was 0.06-to-1.

(5) Subsequent Events

On February 9, 2006, OCC filed to withdraw its broker/dealer registration from the NASD and intends to liquidate. The Company has terminated all of its distribution agreements effective February 1, 2006.

In preparing the December 31, 2005 financial statements, management has considered the effect of presenting the financial statements on a liquidation basis of accounting. Management has determined that a presentation on a going concern basis provides similar results, as the member's capital at December 31, 2005 reflects management's estimate of the anticipated liquidation amount that the member of the Company will receive upon final dissolution.

The actual amount that will be distributed in liquidation may differ from the amount shown as member's capital at December 31, 2005, as actual results and the length of time required to wind up the affairs of the Company will impact management's assumptions.

Schedule 1

OCC DISTRIBUTORS LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2005

Net capital:		
Capital	$	903,040
Deductions and/or charges:		
Nonallowable assets:		
Other nonallowable assets		16,783
Net capital before haircuts on securities positions		886,257
Haircuts on securities:		
Money market funds		17,245
Net capital	$	869,012
Computation of basic net capital requirement:		
Aggregate indebtedness	$	49,005
Ratio of aggregate indebtedness to net capital		0.06-to-1
Minimum net capital required (the greater of $25,000 or 6 ⅔% of aggregate indebtedness)	$	25,000
Excess net capital		844,012

Note: The computation of net capital under Rule 15c3-1 as of December 31, 2005 computed by OCC Distributors LLC in its Form X-17a-5, Part IIA filed with NASD Regulation, Inc. on January 26, 2006 does not materially differ from the above computation, which is based upon the accompanying audited financial statements.

See accompanying independent auditors' report.

Schedule 2

OCC DISTRIBUTORS LLC

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

Exemption is claimed under Section K(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

Schedule 3

OCC DISTRIBUTORS LLC

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

Exemption is claimed under Section K(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Managing Member
OCC Distributors LLC:

In planning and performing our audit of the financial statements and supplemental schedules of OCC Distributors LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against losses from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the member of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 10, 2006